

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 2, 2009

Mr. Gilmar Roberto Pereira Camurra
Chief Financial Officer
Telecomuniçacões de São Paulo S.A. - TELESP
Rua Martiniano de Carvalho, 851
01321-001 Sao Paulo, SP, Brasil

> **Re:** **Telecomuniçacões de São Paulo S.A. - TELESP**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 13, 2009**
> **File No. 1-14475**

Dear Mr. Camurra:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director